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Confidential Submission

Pursuant to Title I, Section 106 under the

Jumpstart Our Business Startups Act

and Section 6(e) of the

Securities Act of 1933

May 9, 2013

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:         OCI Resources LP

Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, OCI Resources LP, a limited partnership formed under the laws of Delaware (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. A copy of the Registration Statement is enclosed with this letter.

The draft Registration Statement is being submitted pursuant to the Securities Act to register the issuance of the common units of the Company in anticipation of the Company’s proposed initial public offering (the “Offering”). It is currently intended that the Offering will be completed in August 2013.

Pursuant to the definition contained in Section 101(a) of the JOBS Act and Section 2(a)(19) of the Securities Act, the Company is an “emerging growth company” whose accounting predecessor had total annual gross revenues of less than $1,000,000,000 during its most recently completed fiscal year ended December 31, 2012. Therefore, the Company is permitted to submit the draft Registration Statement for confidential review by the Staff, provided that the draft Registration Statement and all amendments thereto are publicly filed with the Commission not later than 21 days before the date on which the Company commences a road show, as such term is defined in Rule 433(h)(4) under the Securities Act in connection with the Offering. As this is a confidential submission, the draft Registration Statement has not been signed.

For your information, we have submitted for the review of Tricia Armelin our proposed financial statement presentation in the Registration Statement, and the financial statements included therein comport with the guidance we received from the Staff following our submission.

Please direct all notices and communications with respect to the confidential submission to:

Kirk Milling, Chief Executive Officer
OCI Resource Partners LLC

Five Concourse Parkway, Suite 2500

Atlanta, Georgia 30328
Telephone: (770) 375-2300
Facsimile: (770) 375-2436

with a copy to:

David Cho

Thomas Friedmann
Dechert LLP
1900 K Street, NW

Washington, D.C. 20006

Telephone: (202) 261-3313
Facsimile: (202) 261-3016

If you have any questions regarding the confidential submission, please feel free to contact me at 202.261.3313 or thomas.friedmann@dechert.com, or David Cho at 852.351.847.97 or david.cho@dechert.com. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Thomas Friedmann

cc:                                   Kirk Milling, Chief Executive Officer, OCI Resource Partners LLC